EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended June 30, 2011, the Davidson Multi-Cap Equity Fund increased undistributed net investment income by $232, increased accumulated net realized gain by $8, and decreased paid-in capital by $240.

The reclassifications have no effect on net assets or net asset value per share.